WAL★MART
MEXICO

FILE N°
82-4609

03 MAY 13 AM 7:21

May 12, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Finar
Securities and Exchange Commissi
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


03050864

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report April 2003 sales of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dlw 5/29

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL*MART
MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


COTIZA EN
BOLSA MEXICANA DE VALORES

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS APRIL 2003 SALES

Mexico City, May 8, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of April 2003, sales were $8,958 million pesos. This figure represents a 13.4% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 7.8%, compared to the same month of 2002, also in real terms.

	April		January – April	
	2003	2002	2003	2002
Total sales growth (%)	13.4	8.4	10.3	14.6
Comparable sales growth (%)	7.8	-1.5	4.1	5.1

Considering the four-week period from April 5 to May 2, 2003 that compares with the four-week period ending May 3, 2002, as well as the seventeen-week period from January 4 to May 2, 2003 and that compares with the seventeen-week period that ended May 3, 2002, sales growth was as follows:

	4 weeks		17 weeks	
	2003	2002	2003	2002
Total sales growth (%)	13.8	11.6	10.9	15.7
Comparable sales growth (%)	8.2	1.3	4.7	6.0

Openings during the month of April:

1 Bodega in Pachuca, Hidalgo
1 Bodega in Monterrey, Nuevo Leon
1 Wal-Mart Supercenter in Culiacan, Sinaloa

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 602 units, broken down as follows:

50 Sam's Clubs
120 Bodegas
76 Wal*Mart Supercenters
44 Superama stores
50 Suburbia stores
262 Restaurants, including 16 franchises

FILE N°
82-4609

Ticker Symbols

Mexican Stock Exchange:
Walmex V
Walmex C

ADR's Sponsored Program:
WMMVY

Bloomberg:
WalmexV MM
WalmexC MM
WMMVY

Reuters:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

Internet sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx